FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.	**0001257102**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, August 25, 2005, Series 2005-6	**333-124036**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



05065289



RECD S.E.C.
AUG 3 1 2005
1086

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: Aug 30, 2005

CITIGROUP MORTGAGE LOAN TRUST, INC.



By:____________________
Name: Peter D. Steinmetz
Title: Vice President
Citigroup Mortgage Loan Trust

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Thacher Proffitt

Thacher Proffitt & Wood LLP

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
212.912.7400

Fax: 212.912.7751
www.tpwlaw.com

August 30, 2005

Office of Filings and Information
450 Fifth Street, NW
Washington, D.C. 20549
Attn: The Filing Desk

Re: Citigroup Mortgage Loan Trust Inc., Mortgage-Backed Notes, Series 2005-6
Computational Materials
SEC File Number: 333-117349

Dear Ladies and Gentlemen:

Pursuant to Regulation S-T, Item 311(h), in connection with the above referenced transaction, enclosed please find one (1) original and three (3) conformed copies of the Registrant's Form SE - Form For Submission Of Paper Format Exhibits By Electronic Filers. Please acknowledge acceptance of this filing by date stamping the enclosed copy of this letter and returning it in the provided self-addressed stamped envelope.

If you have any questions, please contact me at (212) 912-7510. Thank you.

Very truly yours,



Ryan Heinemann

PRELIMINARY TERM SHEET

$1,250,282,000
(APPROXIMATE)

Citigroup Mortgage Loan Trust Inc.
Depositor

Mortgage Notes
Series 2005-6

CitiMortgage, Inc.
Master Servicer

Wells Fargo Bank N.A.
First Republic Bank
Servicers

The following is a preliminary Term Sheet. All terms and statements are subject to change.


citigroup

August 30, 2005

Citigroup Global Markets Inc.

Name:	Telephone:	E-Mail:
Brian Delany *Director, Trading*	(212) 723-6217	brian.delany@citigroup.com
Sean Duffy *Director, Trading*	(212) 723-6325	sean.k.duffy@citigroup.com
Pete Steinmetz *Director, Mortgage Finance*	(212) 723-6391	peter.d.steinmetz@citigroup.com
Pavithra Jayaraman *Associate, Mortgage Finance*	(212) 723-6386	pavithra.jayaraman@citigroup.com
Scott Schundler *Analyst, Mortgage Finance*	(212) 723-9568	scott.schundler@citigroup.com
James Vosotas *Analyst, Mortgage Analytics*	(212) 723-5293	James.vosotas@citigroup.com
Laura Darjatmoko *Analyst, Mortgage Analytics*	(212) 723-6538	Laura.s.darjatmoko@citigroup.com

Notes

Notes	Group	Size*	Ratings (S&P/Moody's)**
A-1	Group I - Wells Fargo 5/1 ARM, Months to Roll <= 52 Months	$735,930,000	AAA/Aaa
A-2	Group II - Wells Fargo 5/1 ARM, Months to Roll > 52 Months	$445,276,000	AAA/Aaa
A-3	Group III – First Republic Bank 5/1 ARM	$69,076,000	AAA/Aaa
M***	All Groups	$16,280,000	AA+/Aa1
B-1***	All Groups	$14,326,000	AA/Aa2
B-2***	All Groups	$9,117,000	A/A2
B-3***	All Groups	$5,210,000	BBB/Baa2
X***	All Groups	(Notional)	BBB-/Baa3
B-4***	All Groups	$2,605,000	BB/Ba2
B-5***	All Groups	$1,302,000	B/B2
B-6***	All Groups	$3,254,238	NR

* The bond sizes are approximate and subject to +/- 5% variance and final rating agency levels.
** Rating agency levels are preliminary and subject to final approval from rating agencies.
*** These Notes are not available pursuant to this term sheet.

Transaction Overview

Offered Notes:	Approximately $1,250,282,000variable-rate Class A-1, A-2 and A-3 Notes (collectively referred to as the "Class A Notes" or "Senior Notes" will be offered.
Non-Offered Notes:	The Class M, B-1, B-2, B-3, X, B-4, B-5, and B-6 Notes will not be offered. The Class B-1, B-2, B-3, B-4, B-5 and B-6 Notes are collectively referred to as the "Class B Notes" and together with the Class M Notes, referred to as the "Subordinate Notes".
Cut-Off Date:	August 1, 2005
Settlement Date:	On or about August 31, 2005
1st Payment Date:	September 26, 2005
Depositor:	Citigroup Mortgage Loan Trust Inc.
Lead & Sole Underwriter:	Citigroup Global Markets Inc.
Master Servicer:	CitiMortgage, Inc.
Originators and Servicers:	Wells Fargo Bank N.A. First Republic Bank
Securities Administrator:	CitiMortgage, Inc.
Paying Agent, Note Registrar and Authenticating Agent:	Citibank, N.A.
Indenture Trustee:	U.S. Bank National Association
The Mortgage Loans:	The Mortgage Loans are comprised of approximately 2,538 adjustable-rate, first lien, prime hybrid mortgage loans, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,302,376,238("Mortgage Loans"). The Mortgage Loans are 5/1 ARMs, 12 month LIBOR, 1 year CMT and 1 Month LIBOR indexed and have initial rate adjustments occurring five years after the date of origination. The rate adjustment frequency is annually or monthly after the initial rate adjustment. Group I Mortgage Loans: Consists of loans originated by Wells Fargo Bank N.A. that have remaining months to roll of less than or equal to 52 months. Group II Mortgage Loans: Consists of loans originated by Wells Fargo Bank N.A. that have remaining months to roll of greater than 52 months. Group III Mortgage Loans: Consists of all loans originated by First Republic Bank
Structure:	Senior/Subordinate, shifting interest.

Transaction Overview

Note Interest Rate:	The Note Interest Rates for the Notes as are as follows: • For the Class A-1 Notes, a) on any Payment Date on or prior to October 2008, the lesser of i) 4.7475% and ii) Available Funds Rate and b) after the Payment Date in October 2008, the least of i) one-year U.S. Treasury note index as described in this prospectus supplement plus 2.10% per annum,(ii) 9.7435% and (iii) Available Funds Rate; • For the Class A-2 Notes, a) on any Payment Date on or prior to April 2010, the lesser of i) 4.2475% and ii) Available Funds Rate and b) after the Payment Date in April 2010, the least of i) one-year U.S. Treasury note index as described in this prospectus supplement plus 2.15% per annum, (ii) 9.6815% and (iii) Available Funds Rate; • For the Class A-3 Notes, a) on any Payment Date on or prior to April 2010, the lesser of i) 4.0975% and ii) Available Funds Rate and b) after the Payment Date in April 2010, the least of i) one-year U.S. Treasury note index as described in this prospectus supplement plus 1.80% per annum, (ii) 10.9715% sand (iii) Available Funds Rate; • For the Class M and B Notes, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each group, the current principal balance of the related Class A Notes), of (i) the weighted average of the Net Mortgage Rates of the Group I Mortgage Loans, (ii) the weighted average of the Net Mortgage Rates of II Mortgage Loans, and (iii) the weighted average of the Net Mortgage Rates of the Group III Mortgage Loans; • For the Class X Notes, will be a variable rate equal to the greater of (a) zero and (b) a per annum rate equal to the product of (i) 12 and (ii) a rate expressed as a fraction, (x) the numerator of which is the excess, if any, of (1) the interest accrued and payable on the Mortgage Loans for the related due period, over (2) the amount of any accrued note interest (including any accrued note interest remaining unpaid from any previous Payment Date) payable to the Class A, Class M and Class B Notes (including any Basis Risk Shortfall Carryover Amounts payable to the Class A Notes) for the related Payment Date, and (y) the denominator of which is the aggregate Note Principal Balance of the Class A Notes.
Available Funds Rate:	With respect to any Payment Date and each class of the Class A Notes, a per annum rate, expressed as a percentage, equal to a fraction, the numerator of which is the interest funds for the related loan group, multiplied by 12, and the denominator of which is the note principal balance of the related Class A Notes immediately prior to such Payment Date.
Net Mortgage Rate:	Gross mortgage rate less servicing fee rate and administration fee rate.
Basis Risk Shortfall Carryover Amount:	With respect to the Offered Notes and any Payment Date, the excess, if any, of the (i) interest accrued at their respective Note Interest Rate (without giving effect to the related Available Funds Rate) over (ii) the amount of interest received on such Notes if the Note Interest Rate is based on the related Available Funds Rate, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Note Interest Rate without giving effect to the related Available Funds Rate).
Credit Enhancement:	Credit enhancement for the Class A Notes will be provided by a senior/subordinate, shifting interest structure. The Class M and Class B Notes are subordinate to, and provide credit enhancement for, the Class A Notes.

Transaction Overview

Subordination:

Class	Ratings (S&P/Moody's)	Initial Subordination Percentage*
Class A Notes	AAA/Aaa	[4.00]% (+/- 25 bps)

*The credit enhancement levels are preliminary and subject to change based upon the final pool as of the Cut-Off Date and additional rating agency analysis.

Payment Priority:

Payments on the Notes will be made on the 25th day of each month (or next business day) commencing in September 2005. On each payment date, the Paying Agent will first pay to the Class A Notes relating to each group the amounts of interest and principal payable to them from available funds from that group. The Paying Agent will then pay interest and principal to the Class M and B Notes from the aggregate remaining available funds from all the groups.

Available Funds:

A. The payment to the Notes, to the extent of related available funds, will generally be made according to the following priority:

1. Payment of interest, *concurrently*, to the holders of the related Class A Notes in an amount equal to the interest accrued at their respective Note Interest Rates;
2. Payment of any accrued note interest remaining, but previously unpaid, with accrued interest on such amounts to the related Class A Notes;
3. Payment of principal to the holders of the Class A Notes, each class's allocable share of principal;
4. Payment of any remaining interest funds an amount equal to any Basis Risk Shortfall Carryover Amounts on such class.

B. The aggregate available funds remaining after the payments made in clauses 1 through 4 above will be paid to the Class M, B and X Notes as follows:

1. first, sequentially to the Class M, Class B-1, Class B-2 and Class B-3 Notes, in that order, up to an amount equal to and in the following order with respect to each such Class: (a) interest accrued at the respective Note Interest Rate; (b) any accrued interest thereon remaining unpaid from previous Payment Dates, with accrued interest thereon, to the extent of the remaining interest funds for such Payment Date; and (c) such Class's allocable share of principal until the Note Principal Balance thereof has been reduced to zero;
2. second, to the Class X Notes, interest at its Note Interest Rate;
3. third, sequentially to the Class B-4, Class B-5, and Class B-6 Notes, in that order, up to an amount equal to and in the following order with respect to each such Class: (a) interest accrued at the respective Note Interest Rate; (b) any accrued interest thereon remaining unpaid from previous Payment Dates, with accrued interest thereon, to the extent of the remaining interest funds for such Payment Date; and (c) such Class's allocable share of principal until the Note Principal Balance thereof has been reduced to zero;

Allocation of Losses:

Realized Losses on the mortgage loans will be allocated to the Class B Notes in order of their reverse numerical class designations, until the note principal balance of each Class B Note has been reduced to zero and then to the Class M Notes until the note principal balance of the Class M Notes has been reduced to zero. Thereafter, Realized Losses on the mortgage loans will be allocated to the Class A-1 Notes (if the realized loss is on a Group I Mortgage Loan), Class A-2 Notes (if the realized loss is on a Group II Mortgage Loan), and the Class A-3 Notes (if the realized loss is on a Group III Mortgage Loan),

Cross Collateralization:

In certain limited circumstances, certain amounts received on the mortgage loans from one loan group will be used to pay interest and principal on the unrelated Class A Notes.

Transaction Overview

Unscheduled Principal:

The Senior Notes will be entitled to receive 100% of the unscheduled principal on the Mortgage Loans in the related group through the payment date in August 2012. After such time the prepayment percentages for the Subordinate Notes will be as follows:

September 2012 – August 2013	30% of their *pro rata* share
September 2013 – August 2014	40% of their *pro rata* share
September 2014 – August 2015	60% of their *pro rata* share
September 2015 – August 2016	80% of their *pro rata* share
September 2016 – and after	100% of their *pro rata* share

Provided that:

(i) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent does not exceed 50% of the aggregate note principal balance of the Subordinate Notes as of that date; and

(ii) the cumulative realized losses do not exceed the then applicable Trigger Amount.

Notwithstanding the foregoing,

(iii) if on any payment date before September 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Subordinate Notes will receive 50% of their pro rata share of unscheduled principal from the Mortgage Loans; and

(iv) if on any payment date on or after September 2008, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Subordinate Notes will receive 100% of their pro rata share of unscheduled principal from the Mortgage Loans.

Trigger Amount:

Payment Date Occurring in the Period:	Realized Losses as a % of Initial Sum of the Note Principal Balances of the Subordinate Notes
September 2012 – August 2013	30%
September 2013 – August 2014	35%
September 2014 – August 2015	40%
September 2015 – August 2016	45%
September 2016 – and after	50%

Call Provision:

At its option, Citigroup Global Markets Realty Corp. (or if that entity fails to exercise such option, the Master Servicer) may purchase all of the Mortgage Loans (and related properties acquired on behalf of the trust) when the Mortgage Loans and such properties remaining in the trust have been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-Off Date. The Notes will be redeemed at par plus accrued interest in order of seniority to the extent there are sufficient proceeds from such purchase.

P&I Advances:

The Servicers will be required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicers will be entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview

Compensating Interest:	With respect to each principal prepayment of loans serviced by Wells Fargo Bank, the servicer will be obligated to pay an amount which, when added to all amounts allocable to interest received in connection with the principal prepayment, equals one month's interest on the amount of principal so prepaid at the applicable mortgage loan remittance rate. With respect to each principal prepayment of loans serviced by First Republic Bank, the servicer will be obligated to pay an amount which, when added to all amounts allocable to interest received in connection with the principal prepayment, equals one month's interest on the amount of principal so prepaid at the applicable mortgage loan remittance rate, not to exceed the servicing fees for that month.
Underwriting Standards:	The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement.
Legal Structure:	The trust will be established as a Delaware statutory trust.
Special Derivative Contracts:	At the direction of the holder of the owner trust certificate, the Indenture Trustee shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the owner trust certificates. Any acquisition of Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel, (iii) written confirmation by the rating agencies that the Special Derivative Contract will not result in the downgrade, withdrawal or suspension of the rating on any Note, and (iv) the consent of Holder of a Owner Trust Certificate to the acquisition of such Special Derivative Contract. All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be paid to the owner trust certificates on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Indenture Trustee. Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates there under to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the Holder of the owner trust certificates on such Payment Date. Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty there under to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Indenture Trustee on behalf the holder of the owner trust certificates and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of a 50.01% or greater Percentage Interest of the owner trust certificates and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations there under.
Loan Buy Out Option:	The holder of the owner trust certificates will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price of par or equal to the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the holder of the owner trust certificates will be selected by it in its sole discretion.

Transaction Overview

Special Foreclosure Rights:	The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 25 days from the date of such holder's objection. The holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms. In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The Servicer is not permitted to proceed with any such action unless the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the majority holder of the owner trust certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior- Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The majority holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms. Notwithstanding anything herein to the contrary, the majority holder of the owner trust certificates shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 25th day following its objection to the Servicer action.
Optional Sale of Defaulted Mortgage Loans:	The Servicer may also, in its discretion, as an alternative to foreclosure, sell defaulted mortgage loans at fair market value to third-parties, if the Servicer reasonably believes that such sale would maximize proceeds to the noteholders in the aggregate (on a present value basis) with respect to that mortgage loan.
Permitted Activities:	Notwithstanding the foregoing, the Issuer, at the direction of the majority holder of the owner trust certificate, shall amend the owner trust's permitted activities. Any amendment of the permitted activities shall be accompanied by (i) an appropriate amendment to the applicable Agreement, (ii) any opinion of counsel reasonably required by the underwriter, the rating agencies, the Indenture Trustee and the Securities Administrator, (iii) the approval of the rating agencies and/or written confirmation from the rating agencies stating that such amendment will not result in the rating of any Note to be downgraded, withdrawn or suspended , or in the case of Moody's, written notice to Moody's of such amendment and (iv) the consent of the majority holder of the owner trust certificate to the amendment of such permitted activities.
ERISA Considerations:	The Offered Notes are expected to be ERISA eligible as of the Closing Date. However, prospective investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Notes.
SMMEA Considerations:	The Offered Notes are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Form of Registration:	The Class Offered Notes will be issued in book-entry form through DTC.
Minimum Denominations:	The Offered Notes will be issued with a minimum denomination of $25,000 with incremental denominations of $1.



CMLTI 2005-6

Group I

Summary for All Loans	Values
Number of Loans	1,586
Dollars Outstanding	766,593,527.77
Average UPB	483,350.27
Original Amount	793,142,592.00
Average OPB	500,089.91
WA Gross Rate	4.996
WA Net Rate	4.744
WA Origterm	360
WA Scheduled Term	338
WA Seasoning	22
WA Original LTV	67.25
WA Combined LTV	72.65
WA FICO (Fico>0)	730
WA Margin	2.595
WA LifeFloor	2.595
WA LifeCap	9.996
WA InitialCap	5.000
WA PeriodicCap	2.000
WA Origination Date	09/18/2003
WA Next Adjustment Date	10/03/2008
WA Monthroll	38

Current Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
54,879 - 75,000	4	255,320.19	0.03	5.000	713	74.34
75,001 - 100,000	7	625,064.19	0.08	5.000	735	78.30
100,001 - 125,000	10	1,086,644.40	0.14	5.000	715	67.25
125,001 - 150,000	10	1,384,629.92	0.18	5.000	728	67.64
150,001 - 175,000	7	1,154,619.92	0.15	5.000	718	67.25
175,001 - 200,000	11	2,089,515.03	0.27	5.000	712	72.14
200,001 - 225,000	6	1,283,870.10	0.17	5.000	760	67.40
225,001 - 250,000	9	2,144,884.40	0.28	5.000	712	57.78
250,001 - 275,000	7	1,841,672.78	0.24	5.000	731	63.20
275,001 - 300,000	10	2,882,588.13	0.38	5.000	753	66.47
300,001 - 333,700	62	19,920,519.35	2.60	4.992	733	63.08
333,701 - 350,000	51	17,449,479.23	2.28	4.988	736	66.34
350,001 - 400,000	350	131,345,631.29	17.13	4.998	729	70.65
400,001 - 500,000	505	227,177,245.64	29.63	4.997	732	69.38
500,001 - 600,000	259	140,437,903.90	18.32	4.994	729	69.49
600,001 - 700,000	132	84,100,205.24	10.97	5.000	730	67.33
700,001 - 800,000	44	33,072,710.72	4.31	5.000	731	62.30
800,001 - 900,000	26	22,361,195.16	2.92	5.000	719	60.06
900,001 - 1,000,000	67	64,462,878.44	8.41	4.989	733	55.25
1,000,001 - 1,500,000	9	11,516,949.74	1.50	5.000	721	63.30
Avg 483,350	1,586	766,593,527.77	100.00	4.996	730	67.25

Original Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
65,000 - 75,000	2	125,284.64	0.02	5.000	653	80.87
75,001 - 100,000	6	531,290.63	0.07	5.000	739	76.24
100,001 - 125,000	7	769,014.86	0.10	5.000	714	72.04
125,001 - 150,000	9	1,196,755.27	0.16	5.000	712	67.56
150,001 - 175,000	6	954,121.80	0.12	5.000	718	70.26
175,001 - 200,000	7	1,287,549.60	0.17	5.000	721	76.28
200,001 - 225,000	5	1,011,344.89	0.13	5.000	707	77.84
225,001 - 250,000	7	1,560,744.74	0.20	5.000	736	58.03
250,001 - 275,000	4	1,042,506.33	0.14	5.000	707	74.52
275,001 - 300,000	4	1,007,451.20	0.13	5.000	727	60.37
300,001 - 333,700	28	8,609,342.50	1.12	5.000	735	67.26
333,701 - 350,000	50	16,210,618.81	2.11	4.977	736	61.49
350,001 - 400,000	348	127,643,200.62	16.65	4.998	729	70.70
400,001 - 500,000	516	226,317,195.43	29.52	4.997	731	69.02
500,001 - 600,000	285	150,242,716.02	19.60	4.999	731	70.10
600,001 - 700,000	151	93,621,081.88	12.21	4.992	731	66.72
700,001 - 800,000	45	33,201,052.41	4.33	5.000	733	61.80
800,001 - 900,000	27	22,633,414.30	2.95	5.000	718	61.39
900,001 - 1,000,000	69	66,122,395.92	8.63	4.989	733	55.39
1,000,001 - 1,500,000	10	12,506,445.92	1.63	5.000	722	62.94
Avg 500,090	1,586	766,593,527.77	100.00	4.996	730	67.25

Coupon Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
4.000 - 4.499	3	1,371,514.21	0.18	4.211	747	66.44
4.500 - 4.999	13	7,642,447.92	1.00	4.778	746	57.83
5.000 - 5.000	1,570	757,579,565.64	98.82	5.000	730	67.34
WtAvg 4.996	1,586	766,593,527.77	100.00	4.996	730	67.25

Net Rate	#	Curr UPB	% Total	WAC	FICO	OLTV
3.747500	1	599,257.58	0.08	4.000	707	65.95
4.122500	2	772,256.63	0.10	4.375	777	66.82
4.247500	1	325,811.20	0.04	4.500	778	69.39
4.372500	2	771,219.64	0.10	4.625	664	77.45
4.497500	5	3,430,013.10	0.45	4.750	767	57.04
4.622500	5	3,115,403.98	0.41	4.875	739	52.65
4.747500	1,570	757,579,565.64	98.82	5.000	730	67.34
	1,586	766,593,527.77	100.00	4.996	730	67.25

Lien	#	Curr UPB	% Total	WAC	FICO	OLTV
1	1,586	766,593,527.77	100.00	4.996	730	67.25
	1,586	766,593,527.77	100.00	4.996	730	67.25

Simul Seconds	#	Curr UPB	% Total	WAC	FICO	OLTV
N	964	454,411,341.54	59.28	4.997	732	66.10
Y	622	312,182,186.23	40.72	4.996	728	68.91
	1,586	766,593,527.77	100.00	4.996	730	67.25

Original LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
13.24 - 15.00	2	731,543.40	0.10	5.000	776	13.62
15.01 - 20.00	4	2,157,500.50	0.28	5.000	777	18.09
20.01 - 25.00	8	3,815,190.32	0.50	5.000	711	22.31
25.01 - 30.00	14	7,072,533.65	0.92	4.966	727	28.18
30.01 - 35.00	26	11,812,838.80	1.54	4.995	752	32.69
35.01 - 40.00	34	19,471,016.58	2.54	5.000	731	37.57
40.01 - 45.00	43	22,447,692.95	2.93	5.000	750	42.39
45.01 - 50.00	56	31,389,870.07	4.09	5.000	740	47.92
50.01 - 55.00	75	39,929,988.39	5.21	4.994	726	52.58
55.01 - 60.00	116	59,251,023.15	7.73	4.999	736	57.90
60.01 - 65.00	154	77,927,201.33	10.17	4.990	732	62.94
65.01 - 70.00	246	126,366,336.31	16.48	4.992	731	68.28
70.01 - 75.00	177	87,660,042.61	11.44	4.998	727	73.56
75.01 - 80.00	585	260,476,076.87	33.98	4.999	728	79.40
80.01 - 85.00	6	2,216,298.06	0.29	5.000	695	83.49
85.01 - 90.00	28	9,603,809.61	1.25	5.000	698	89.46
90.01 - 95.00	11	3,718,565.17	0.49	4.963	678	94.66
95.01 - 100.00	1	546,000.00	0.07	5.000	783	100.00
	1,586	766,593,527.77	100.00	4.996	730	67.25

Combined LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
14.15 - 15.00	1	301,543.40	0.04	5.000	786	14.15
15.01 - 20.00	2	797,500.50	0.10	5.000	755	17.99
20.01 - 25.00	4	1,470,303.19	0.19	5.000	778	21.82
25.01 - 30.00	12	5,955,993.85	0.78	4.959	730	26.07
30.01 - 35.00	19	9,382,741.60	1.22	5.000	743	31.14
35.01 - 40.00	27	13,832,876.37	1.80	5.000	729	36.75
40.01 - 45.00	40	20,014,876.14	2.61	5.000	749	40.46
45.01 - 50.00	40	20,915,904.49	2.73	5.000	745	46.42
50.01 - 55.00	59	32,207,297.89	4.20	4.996	725	51.97
55.01 - 60.00	101	50,582,002.17	6.60	4.999	735	54.94
60.01 - 65.00	141	69,809,110.11	9.11	4.992	736	61.20
65.01 - 70.00	200	100,221,001.24	13.07	4.995	734	65.62
70.01 - 75.00	164	81,465,071.64	10.63	4.995	723	69.56
75.01 - 80.00	302	145,515,992.48	18.98	4.995	729	76.41
80.01 - 85.00	57	28,935,539.87	3.77	5.000	723	72.12
85.01 - 90.00	196	89,888,801.39	11.73	5.000	725	78.21
90.01 - 95.00	201	88,364,293.95	11.53	4.998	728	79.20
95.01 - 100.00	20	6,932,677.49	0.90	5.000	739	80.83
	1,586	766,593,527.77	100.00	4.996	730	67.25

Property Type	#	Curr UPB	% Total	WAC	FICO	OLTV
1 FAMILY	1,407	688,213,023.93	89.78	4.996	730	66.65
2 - 4 FAM	10	5,982,803.61	0.78	5.000	717	63.38
CO-OP	3	1,296,565.67	0.17	5.000	799	55.05
CONDO	154	66,586,860.27	8.69	5.000	730	73.54
PUD	12	4,514,274.29	0.59	5.000	729	74.37
	1,586	766,593,527.77	100.00	4.996	730	67.25

Occupancy Type	#	Curr UPB	% Total	WAC	FICO	OLTV
OWNER OCCUPIED	1,485	718,582,312.90	93.74	4.996	730	67.40
SECOND HOME	101	48,011,214.87	6.26	4.998	740	64.95
	1,586	766,593,527.77	100.00	4.996	730	67.25

Loan Purpose	#	Curr UPB	% Total	WAC	FICO	OLTV
CASH OUT	227	101,719,407.70	13.27	4.985	724	59.60
PURCHASE	680	336,053,554.90	43.84	4.999	733	73.73
REFINANCE	679	328,820,565.17	42.89	4.997	730	62.99
	1,586	766,593,527.77	100.00	4.996	730	67.25

Income-Assets-Employment	#	Curr UPB	% Total	WAC	FICO	OLTV
FULL DOCUMENTATION	1,004	492,691,377.63	64.27	4.996	724	69.18
STATED ASSET DOCUMENTATION	53	26,240,218.85	3.42	5.000	738	61.86
STATED INCOME DOCUMENTATION	529	247,661,931.29	32.31	4.997	743	63.97
	1,586	766,593,527.77	100.00	4.996	730	67.25

FICO Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
NA	11	4,936,681.22	0.64	5.000		69.02
600 - 624	14	6,724,005.37	0.88	5.000	620	70.69
625 - 649	59	28,543,539.56	3.72	4.995	637	68.79
650 - 674	120	55,136,328.07	7.19	5.000	664	67.33
675 - 699	243	118,442,552.85	15.45	4.999	688	68.67
700 - 724	240	115,700,500.88	15.09	4.992	712	68.61
725 - 749	265	131,982,411.28	17.22	5.000	736	68.12
750 - 774	334	161,085,207.48	21.01	4.996	762	67.47
775 - 799	247	118,978,443.35	15.52	4.993	785	63.65
800 - 824	51	23,569,186.37	3.07	5.000	807	63.63
825 - 833	2	1,494,671.34	0.19	5.000	828	36.75
	1,586	766,593,527.77	100.00	4.996	730	67.25

Original Term	#	Curr UPB	% Total	WAC	FICO	OLTV
240 - 240	1	636,369.43	0.08	5.000	681	57.65
241 - 360	1,585	765,957,158.34	99.92	4.996	730	67.25
	1,586	766,593,527.77	100.00	4.996	730	67.25

Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
224 - 228	1	636,369.43	0.08	5.000	681	57.65
313 - 324	3	1,760,764.40	0.23	5.000	781	64.65
325 - 336	629	292,243,647.14	38.12	4.998	732	64.16
337 - 348	872	428,719,207.75	55.93	4.995	728	68.97
349 - 352	81	43,233,539.05	5.64	5.000	738	71.24
	1,586	766,593,527.77	100.00	4.996	730	67.25

State	#	Curr UPB	% Total	WAC	FICO	OLTV
California	735	368,276,987.97	48.04	4.997	729	66.64
Virginia	69	33,511,858.23	4.37	5.000	740	73.03
Florida	67	33,317,002.25	4.35	5.000	729	66.72
New Jersey	66	31,214,999.84	4.07	4.991	712	67.96
Texas	58	28,095,241.75	3.66	5.000	738	69.01
Colorado	56	25,579,438.00	3.34	5.000	742	68.20
Illinois	54	24,463,468.12	3.19	4.993	723	69.25
New York	46	23,003,890.62	3.00	4.974	748	61.67
Minnesota	41	19,366,421.88	2.53	4.998	729	66.85
Maryland	38	18,980,388.86	2.48	5.000	739	68.21
Massachusetts	38	18,903,223.45	2.47	5.000	746	64.60
Georgia	38	16,858,612.59	2.20	5.000	735	74.15
Connecticut	27	14,108,246.01	1.84	5.000	725	62.62
Washington	30	12,395,019.57	1.62	5.000	720	69.27
North Carolina	22	10,281,206.96	1.34	5.000	714	73.98
Michigan	24	9,615,431.33	1.25	5.000	711	64.87
Missouri	23	9,482,007.54	1.24	4.978	726	70.87
Arizona	20	8,888,755.79	1.16	5.000	729	68.59
<Others>	134	60,251,327.01	7.86	4.993	734	65.61
	1,586	766,593,527.77	100.00	4.996	730	67.25

Loan Type	#	Curr UPB	% Total	WAC	FICO	OLTV
Arm	1,586	766,593,527.77	100.00	4.996	730	67.25
	1,586	766,593,527.77	100.00	4.996	730	67.25

Index	#	Curr UPB	% Total	WAC	FICO	OLTV
1 YEAR CMT	1,083	528,370,909.55	68.92	4.999	731	68.24
1 YEAR LIBOR	503	238,222,618.22	31.08	4.991	730	65.04
	1,586	766,593,527.77	100.00	4.996	730	67.25

Rate Adj Freq	#	Curr UPB	% Total	WAC	FICO	OLTV
12	1,586	766,593,527.77	100.00	4.996	730	67.25
	1,586	766,593,527.77	100.00	4.996	730	67.25

Margin	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250	503	238,084,139.63	31.06	4.991	730	65.05
2.750	1,083	528,509,388.14	68.94	4.999	731	68.24
	1,586	766,593,527.77	100.00	4.996	730	67.25

Life Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
9.000 - 9.499	3	1,371,514.21	0.18	4.211	747	66.44
9.500 - 9.999	13	7,642,447.92	1.00	4.778	746	57.83
10.000 - 10.000	1,570	757,579,565.64	98.82	5.000	730	67.34
	1,586	766,593,527.77	100.00	4.996	730	67.25

Life Floor	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.499	503	238,084,139.63	31.06	4.991	730	65.05
2.750 - 2.750	1,083	528,509,388.14	68.94	4.999	731	68.24
	1,586	766,593,527.77	100.00	4.996	730	67.25

Next Rate Adjust	#	Curr UPB	% Total	WAC	FICO	OLTV
2007-04	1	947,633.80	0.12	5.000	789	59.70
2007-06	2	813,130.60	0.11	5.000	771	70.43
2007-09	34	15,271,123.44	1.99	5.000	738	64.26
2007-10	35	15,657,138.62	2.04	5.000	737	63.81
2007-11	59	27,342,345.47	3.57	5.000	741	63.95
2007-12	17	7,843,430.35	1.02	5.000	752	58.23
2008-01	24	10,044,904.52	1.31	4.988	739	56.71
2008-02	20	8,613,175.24	1.12	4.974	744	64.00
2008-03	42	18,549,520.76	2.42	5.000	727	66.44
2008-04	90	40,785,121.61	5.32	4.999	736	65.42
2008-05	143	68,844,579.56	8.98	4.998	726	62.04
2008-06	112	52,684,917.86	6.87	5.000	728	66.49
2008-07	42	20,919,171.82	2.73	5.000	726	64.65
2008-08	11	5,688,217.89	0.74	4.963	728	73.29
2008-09	54	26,393,537.69	3.44	4.995	707	70.99
2008-10	115	56,403,563.52	7.36	4.989	734	67.14
2008-11	154	76,563,628.78	9.99	5.000	732	68.62
2008-12	100	48,315,289.15	6.30	5.000	729	66.49
2009-01	89	44,572,219.75	5.81	5.000	725	66.58
2009-02	76	37,017,868.78	4.83	5.000	719	70.23
2009-03	79	38,919,175.93	5.08	5.000	728	68.85
2009-04	20	7,115,521.44	0.93	5.000	728	69.05
2009-05	37	15,986,417.42	2.09	4.965	714	69.56
2009-06	23	13,464,586.04	1.76	4.997	728	69.74
2009-07	41	20,543,757.28	2.68	5.000	745	70.84
2009-08	85	44,060,011.40	5.75	4.984	738	73.41
2009-09	63	33,640,167.38	4.39	5.000	738	70.90
2009-10	13	6,869,555.75	0.90	5.000	737	73.96
2009-11	2	881,697.08	0.12	5.000	695	73.89
2009-12	3	1,842,118.84	0.24	5.000	750	66.04
	1,586	766,593,527.77	100.00	4.996	730	67.25

Initial Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
5.000	1,586	766,593,527.77	100.00	4.996	730	67.25
	1,586	766,593,527.77	100.00	4.996	730	67.25

Periodic Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
2.000	1,586	766,593,527.77	100.00	4.996	730	67.25
	1,586	766,593,527.77	100.00	4.996	730	67.25

IO Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	1,040	474,889,258.03	61.95	4.994	726	65.83
59	1	486,529.78	0.06	5.000	693	79.99
60	545	291,217,739.96	37.99	5.000	737	69.53
	1,586	766,593,527.77	100.00	4.996	730	67.25

Prepayment Flag	#	Curr UPB	% Total	WAC	FICO	OLTV
N	1,586	766,593,527.77	100.00	4.996	730	67.25
	1,586	766,593,527.77	100.00	4.996	730	67.25

Prepay Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	1,586	766,593,527.77	100.00	4.996	730	67.25
	1,586	766,593,527.77	100.00	4.996	730	67.25

Prepayment Description	#	Curr UPB	% Total	WAC	FICO	OLTV
No Prepay	1,586	766,593,527.77	100.00	4.996	730	67.25
	1,586	766,593,527.77	100.00	4.996	730	67.25

PMI Status	#	Curr UPB	% Total	WAC	FICO	OLTV
AMERIN GUARANTY CORP	11	4,431,411.82	0.58	4.969	673	90.57
CurLtv<=80	1,546	752,376,393.75	98.15	4.996	731	66.80
GENERAL ELECTRIC	4	830,409.90	0.11	5.000	686	88.96
MORTGAGE GUARANTY INSURANCE	2	714,104.78	0.09	5.000	740	89.82
PLEDGED ASSET LOAN	1	546,000.00	0.07	5.000	783	100.00
PMI MORTGAGE INSURANCE CO	4	1,200,617.70	0.16	5.000	678	87.66
REPUBLIC MORTGAGE INSURANCE CO	3	896,874.36	0.12	5.000	702	92.19
TRIAD GUARANTY	9	3,609,599.14	0.47	5.000	688	91.35
UNITED GUARANTY CORP	6	1,988,116.32	0.26	5.000	704	90.44
	1,586	766,593,527.77	100.00	4.996	730	67.25



CMLTI 2005-6
Group II

Summary for All Loans	Values
Number of Loans	850
Dollars Outstanding	463,828,706.30
Average UPB	545,680.83
Original Amount	467,660,212.00
Average OPB	550,188.48
WA Gross Rate	4.934
WA Net Rate	4.681
WA Origterm	360
WA Scheduled Term	356
WA Seasoning	4
WA Original LTV	72.11
WA Combined LTV	78.76
WA FICO (Fico>0)	743
WA Margin	2.661
WA LifeFloor	2.661
WA LifeCap	9.934
WA InitialCap	5.000
WA PeriodicCap	2.000
WA Origination Date	03/21/2005
WA Next Adjustment Date	04/06/2010
WA Monthroll	56

Original Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
80,000 - 100,000	1	80,000.00	0.02	4.750	708	25.81
100,001 - 125,000	1	100,841.56	0.02	4.250		29.49
125,001 - 150,000	2	271,269.86	0.06	5.000	687	80.00
175,001 - 200,000	2	357,981.55	0.08	5.000	768	87.69
350,001 - 400,000	155	59,084,421.60	12.74	4.932	745	74.81
400,001 - 500,000	296	132,857,691.70	28.64	4.923	743	73.85
500,001 - 600,000	165	89,688,549.85	19.34	4.922	741	74.89
600,001 - 700,000	94	60,768,090.16	13.10	4.928	742	73.08
700,001 - 800,000	55	40,608,065.66	8.75	4.954	740	70.82
800,001 - 900,000	19	15,981,936.57	3.45	4.972	749	68.32
900,001 - 1,000,000	47	45,659,524.81	9.84	4.968	740	61.69
1,000,001 - 1,500,000	10	13,437,544.40	2.90	4.990	755	67.46
1,500,001 - 2,000,000	3	4,932,788.58	1.06	4.787	770	62.06
Avg 550,188	850	463,828,706.30	100.00	4.934	743	72.11

Current Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
80,000 - 100,000	1	80,000.00	0.02	4.750	708	25.81
100,001 - 125,000	2	218,103.02	0.05	4.519	758	56.65
125,001 - 150,000	2	271,269.86	0.06	5.000	687	80.00
150,001 - 175,000	1	174,130.68	0.04	5.000	802	80.00
175,001 - 200,000	2	362,132.19	0.08	5.000	762	87.61
300,001 - 333,700	1	327,758.53	0.07	5.000	785	54.41
350,001 - 400,000	157	59,956,234.74	12.93	4.927	745	74.83
400,001 - 500,000	296	133,361,756.12	28.75	4.926	743	73.89
500,001 - 600,000	163	89,181,403.02	19.23	4.921	741	74.94
600,001 - 700,000	95	61,619,214.58	13.28	4.929	742	72.93
700,001 - 800,000	53	39,493,107.99	8.51	4.953	739	70.56
800,001 - 900,000	18	15,378,644.90	3.32	4.971	749	68.06
900,001 - 1,000,000	46	45,034,617.69	9.71	4.968	741	61.76
1,000,001 - 1,500,000	11	14,691,055.31	3.17	4.948	755	68.10
1,500,001 - 1,987,884	2	3,679,277.67	0.79	4.885	774	57.65
Avg 545,681	850	463,828,706.30	100.00	4.934	743	72.11

Coupon Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
3.750 - 3.999	2	1,014,335.34	0.22	3.750	797	70.98
4.000 - 4.499	21	9,230,548.74	1.99	4.280	743	73.55
4.500 - 4.999	155	84,584,128.81	18.24	4.730	745	73.67
5.000 - 5.000	672	368,999,693.41	79.56	5.000	743	71.71
WtAvg 4.934	850	463,828,706.30	100.00	4.934	743	72.11

Net Rate	#	Curr UPB	% Total	WAC	FICO	OLTV
3.497500	2	1,014,335.34	0.22	3.750	797	70.98
3.747500	2	1,072,709.09	0.23	4.000	758	69.73
3.997500	9	3,796,969.79	0.82	4.250	722	72.82
4.122500	10	4,360,869.86	0.94	4.375	758	75.13
4.247500	19	10,685,976.72	2.30	4.500	749	72.41
4.372500	39	20,247,097.81	4.37	4.625	750	76.13
4.497500	48	25,497,753.08	5.50	4.750	742	71.48
4.622500	49	28,153,301.20	6.07	4.875	743	74.37
4.747500	672	368,999,693.41	79.56	5.000	743	71.71
	850	463,828,706.30	100.00	4.934	743	72.11

Lien	#	Curr UPB	% Total	WAC	FICO	OLTV
1	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

Simul Seconds	#	Curr UPB	% Total	WAC	FICO	OLTV
N	431	242,424,738.79	52.27	4.934	744	69.99
Y	419	221,403,967.51	47.73	4.934	742	74.42
	850	463,828,706.30	100.00	4.934	743	72.11

Original LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
21.74 - 25.00	2	1,453,937.07	0.31	5.000	751	22.32
25.01 - 30.00	10	5,659,351.06	1.22	4.939	745	28.10
30.01 - 35.00	4	2,296,668.08	0.50	5.000	747	32.12
35.01 - 40.00	11	7,443,245.83	1.60	4.985	738	38.70
40.01 - 45.00	7	3,217,516.46	0.69	4.846	751	43.15
45.01 - 50.00	10	5,957,088.95	1.28	5.000	740	48.03
50.01 - 55.00	21	12,007,175.47	2.59	4.945	761	52.98
55.01 - 60.00	44	31,526,128.50	6.80	4.946	735	57.60
60.01 - 65.00	57	34,749,559.15	7.49	4.906	742	62.59
65.01 - 70.00	83	50,771,830.39	10.95	4.958	744	68.37
70.01 - 75.00	90	53,949,396.01	11.63	4.954	752	73.83
75.01 - 80.00	495	247,224,621.09	53.30	4.924	742	79.72
80.01 - 85.00	5	2,706,350.51	0.58	4.805	750	83.88
85.01 - 90.00	6	2,896,520.19	0.62	4.952	699	89.16
90.01 - 95.00	3	954,850.87	0.21	5.000	707	93.68
95.01 - 100.00	2	1,014,466.67	0.22	5.000	777	100.00
	850	463,828,706.30	100.00	4.934	743	72.11

Combined LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
21.74 - 25.00	2	1,453,937.07	0.31	5.000	751	22.32
25.01 - 30.00	6	3,255,131.24	0.70	4.900	751	27.40
30.01 - 35.00	3	1,935,668.08	0.42	5.000	737	30.85
35.01 - 40.00	11	6,674,612.19	1.44	4.980	739	36.99
40.01 - 45.00	3	1,427,099.67	0.31	4.821	736	42.23
45.01 - 50.00	7	4,703,088.95	1.01	5.000	739	47.99
50.01 - 55.00	19	11,049,911.60	2.38	4.941	759	51.40
55.01 - 60.00	30	22,131,590.44	4.77	4.957	739	55.48
60.01 - 65.00	44	25,921,797.95	5.59	4.911	746	62.38
65.01 - 70.00	63	34,776,087.20	7.50	4.948	740	67.11
70.01 - 75.00	80	47,735,921.85	10.29	4.924	752	70.99
75.01 - 80.00	209	110,594,408.70	23.84	4.927	742	77.80
80.01 - 85.00	31	20,582,099.51	4.44	4.916	755	71.27
85.01 - 90.00	153	81,829,072.79	17.64	4.926	739	78.22
90.01 - 95.00	146	71,361,126.28	15.39	4.937	740	79.24
95.01 - 100.00	43	18,397,152.78	3.97	4.984	742	79.81
	850	463,828,706.30	100.00	4.934	743	72.11

Property Type	#	Curr UPB	% Total	WAC	FICO	OLTV
1 FAMILY	696	384,500,907.74	82.90	4.925	743	71.78
2 - 4 FAM	4	2,560,152.00	0.55	5.000	731	77.89
CO-OP	13	7,630,216.23	1.65	4.979	745	67.10
CONDO	132	66,402,245.89	14.32	4.975	745	74.24
PUD	5	2,735,184.44	0.59	5.000	714	75.00
	850	463,828,706.30	100.00	4.934	743	72.11

Occupancy Type	#	Curr UPB	% Total	WAC	FICO	OLTV
INVESTOR	2	864,726.11	0.19	4.875	765	62.94
OWNER OCCUPIED	800	435,311,616.03	93.85	4.931	743	72.29
SECOND HOME	48	27,652,364.16	5.96	4.972	746	69.44
	850	463,828,706.30	100.00	4.934	743	72.11

Loan Purpose	#	Curr UPB	% Total	WAC	FICO	OLTV
CASH OUT	84	49,112,611.29	10.59	4.996	737	60.41
PURCHASE	670	360,840,286.90	77.80	4.917	746	74.88
REFINANCE	96	53,875,808.11	11.62	4.991	732	64.22
	850	463,828,706.30	100.00	4.934	743	72.11

Income-Assets-Employment	#	Curr UPB	% Total	WAC	FICO	OLTV
FULL DOCUMENTATION	366	214,767,997.29	46.30	4.966	734	73.61
STATED ASSET DOCUMENTATION	30	17,532,902.18	3.78	4.951	732	60.32
STATED INCOME DOCUMENTATION	454	231,527,806.83	49.92	4.903	752	71.61
	850	463,828,706.30	100.00	4.934	743	72.11

FICO Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
NA	8	4,438,161.58	0.96	4.906		79.51
600 - 624	2	1,102,188.89	0.24	4.811	624	85.03
625 - 649	4	2,089,311.78	0.45	4.884	639	73.20
650 - 674	34	18,590,314.54	4.01	4.937	665	74.42
675 - 699	111	58,435,906.95	12.60	4.928	688	73.11
700 - 724	136	75,097,412.71	16.19	4.965	712	70.36
725 - 749	140	75,783,979.60	16.34	4.930	737	71.59
750 - 774	188	104,445,400.22	22.52	4.940	763	72.23
775 - 799	173	95,643,325.02	20.62	4.927	785	72.36
800 - 819	54	28,202,705.01	6.08	4.882	806	71.47
	850	463,828,706.30	100.00	4.934	743	72.11

Original Term	#	Curr UPB	% Total	WAC	FICO	OLTV
360 - 360	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
353 - 360	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

State	#	Curr UPB	% Total	WAC	FICO	OLTV
California	327	186,811,740.29	40.28	4.973	743	71.81
Florida	67	37,339,229.16	8.05	4.941	737	70.95
Virginia	59	29,643,412.88	6.39	4.926	746	76.27
New York	41	25,120,104.93	5.42	4.989	748	66.52
New Jersey	32	17,577,441.41	3.79	4.912	741	72.39
Washington	37	17,302,174.19	3.73	4.909	743	74.88
Illinois	30	16,999,186.37	3.66	4.944	740	70.78
Maryland	24	12,253,913.44	2.64	4.931	744	74.26
Colorado	20	11,921,250.68	2.57	4.942	762	73.08
Georgia	18	11,377,064.82	2.45	4.914	722	70.60
Minnesota	21	11,121,002.53	2.40	4.841	751	67.85
Massachusetts	17	9,044,297.16	1.95	4.907	761	71.55
Pennsylvania	18	8,504,019.62	1.83	4.785	735	75.56
Texas	16	8,466,569.97	1.83	4.792	753	71.83
Nevada	16	7,942,484.18	1.71	4.832	752	75.73
Arizona	11	6,177,528.84	1.33	4.899	733	71.48
North Carolina	13	5,756,270.28	1.24	4.963	727	75.21
Connecticut	10	5,725,033.45	1.23	4.874	713	72.58
<Others>	73	34,745,982.10	7.49	4.849	745	73.36
	850	463,828,706.30	100.00	4.934	743	72.11

Loan Type	#	Curr UPB	% Total	WAC	FICO	OLTV
Arm	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

Index	#	Curr UPB	% Total	WAC	FICO	OLTV
1 YEAR CMT	695	381,141,462.72	82.17	4.953	743	72.01
1 YEAR LIBOR	155	82,687,243.58	17.83	4.843	741	72.57
	850	463,828,706.30	100.00	4.934	743	72.11

Rate Adj Freq	#	Curr UPB	% Total	WAC	FICO	OLTV
12	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

Margin	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250	155	82,687,243.58	17.83	4.843	741	72.57
2.750	695	381,141,462.72	82.17	4.953	743	72.01
	850	463,828,706.30	100.00	4.934	743	72.11

Life Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
8.750 - 8.999	2	1,014,335.34	0.22	3.750	797	70.98
9.000 - 9.499	21	9,230,548.74	1.99	4.280	743	73.55
9.500 - 9.999	155	84,584,128.81	18.24	4.730	745	73.67
10.000 - 10.000	672	368,999,693.41	79.56	5.000	743	71.71
	850	463,828,706.30	100.00	4.934	743	72.11

Life Floor	#	Curr UPB	% Total	WAC	FICO	OLTV
2.250 - 2.499	155	82,687,243.58	17.83	4.843	741	72.57
2.750 - 2.750	695	381,141,462.72	82.17	4.953	743	72.01
	850	463,828,706.30	100.00	4.934	743	72.11

Next Rate Adjust	#	Curr UPB	% Total	WAC	FICO	OLTV
2010-01	131	68,941,559.88	14.86	4.999	737	71.12
2010-02	124	67,046,203.46	14.45	4.998	740	71.86
2010-03	114	65,398,326.23	14.10	4.992	738	68.27
2010-04	120	65,864,765.32	14.20	4.953	746	72.26
2010-05	77	42,047,648.83	9.07	4.886	748	73.87
2010-06	70	36,791,155.87	7.93	4.917	742	74.44
2010-07	201	110,884,042.71	23.91	4.840	749	73.52
2010-08	13	6,855,004.00	1.48	4.808	749	73.28
	850	463,828,706.30	100.00	4.934	743	72.11

Initial Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
5.000	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

Periodic Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
2.000	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

IO Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	271	143,973,728.67	31.04	4.856	741	71.68
60	561	310,063,605.04	66.85	4.971	744	72.38
120	18	9,791,372.59	2.11	4.895	745	69.71
	850	463,828,706.30	100.00	4.934	743	72.11

Prepayment Flag	#	Curr UPB	% Total	WAC	FICO	OLTV
N	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

Prepay Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

Prepayment Description	#	Curr UPB	% Total	WAC	FICO	OLTV
No Prepay	850	463,828,706.30	100.00	4.934	743	72.11
	850	463,828,706.30	100.00	4.934	743	72.11

PMI Status	#	Curr UPB	% Total	WAC	FICO	OLTV
AMERIN GUARANTY CORP	7	3,673,361.96	0.79	4.962	676	88.04
CurLtv<=80	834	456,256,518.06	98.37	4.934	743	71.82
PLEDGED ASSET LOAN	2	1,014,466.67	0.22	5.000	777	100.00
REPUBLIC MORTGAGE INSURANCE CO	1	391,500.00	0.08	5.000	768	90.00
TRIAD GUARANTY	5	2,122,359.61	0.46	4.752	767	85.22
UNITED GUARANTY CORP	1	370,500.00	0.08	5.000	717	95.00
	850	463,828,706.30	100.00	4.934	743	72.11



CMLTI 2005-6
Group III

Summary for All Loans	Values
Number of Loans	102
Dollars Outstanding	71,954,004.06
Average UPB	705,431.41
Original Amount	72,423,264.00
Average OPB	710,032.00
WA Gross Rate	5.025
WA Net Rate	4.772
WA Origterm	360
WA Scheduled Term	356
WA Seasoning	4
WA Original LTV	69.59
WA Combined LTV	69.59
WA FICO (Fico>0)	748
WA Margin	2.399
WA LifeFloor	2.399
WA LifeCap	11.349
WA InitialCap	4.753
WA PeriodicCap	2.000
WA Origination Date	03/06/2005
WA Next Adjustment Date	03/24/2010
WA Monthroll	56

Original Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
131,250 - 150,000	1	131,250.00	0.18	5.250	778	75.00
150,001 - 175,000	1	158,240.60	0.22	5.000	736	78.43
175,001 - 200,000	5	941,920.00	1.31	5.425	703	74.91
200,001 - 225,000	2	427,350.00	0.59	5.624	739	72.36
225,001 - 250,000	3	727,250.00	1.01	5.115	733	76.62
275,001 - 300,000	6	1,757,813.35	2.44	5.387	749	57.92
300,001 - 333,700	6	1,892,500.00	2.63	5.258	746	71.33
333,701 - 350,000	4	1,383,500.00	1.92	4.953	739	73.68
350,001 - 400,000	7	2,619,200.00	3.64	4.877	748	77.99
400,001 - 500,000	12	5,305,444.61	7.37	5.088	753	76.99
500,001 - 600,000	8	4,467,250.00	6.21	5.163	729	75.45
600,001 - 700,000	7	4,554,040.00	6.33	4.979	765	78.70
700,001 - 800,000	8	5,995,834.00	8.33	5.176	721	68.28
800,001 - 900,000	3	2,536,000.00	3.52	4.768	756	80.00
900,001 - 1,000,000	6	5,833,008.93	8.11	4.826	744	67.65
1,000,001 - 1,500,000	13	15,245,402.57	21.19	4.836	764	74.95
1,500,001 - 2,400,000	10	17,978,000.00	24.99	5.120	745	57.38
Avg 710,032	102	71,954,004.06	100.00	5.025	748	69.59

Current Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
131,250 - 150,000	1	131,250.00	0.18	5.250	778	75.00
150,001 - 175,000	1	158,240.60	0.22	5.000	736	78.43
175,001 - 200,000	5	941,920.00	1.31	5.425	703	74.91
200,001 - 225,000	2	427,350.00	0.59	5.624	739	72.36
225,001 - 250,000	3	727,250.00	1.01	5.115	733	76.62
275,001 - 300,000	6	1,757,813.35	2.44	5.387	749	57.92
300,001 - 333,700	6	1,892,500.00	2.63	5.258	746	71.33
333,701 - 350,000	4	1,383,500.00	1.92	4.953	739	73.68
350,001 - 400,000	7	2,619,200.00	3.64	4.877	748	77.99
400,001 - 500,000	12	5,305,444.61	7.37	5.088	753	76.99
500,001 - 600,000	8	4,467,250.00	6.21	5.163	729	75.45
600,001 - 700,000	7	4,554,040.00	6.33	4.979	765	78.70
700,001 - 800,000	8	5,995,834.00	8.33	5.176	721	68.28
800,001 - 900,000	3	2,536,000.00	3.52	4.768	756	80.00
900,001 - 1,000,000	7	6,833,008.93	9.50	4.836	748	69.46
1,000,001 - 1,500,000	12	14,245,402.57	19.80	4.831	764	74.59
1,500,001 - 2,400,000	10	17,978,000.00	24.99	5.120	745	57.38
Avg 705,431	102	71,954,004.06	100.00	5.025	748	69.59

Coupon Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
3.850 - 3.999	1	1,149,546.38	1.60	3.850	775	70.00
4.000 - 4.499	5	3,751,920.00	5.21	4.366	753	76.96
4.500 - 4.999	27	20,583,746.93	28.61	4.749	742	69.47
5.000 - 5.499	50	39,127,213.40	54.38	5.156	753	69.14
5.500 - 5.900	19	7,341,577.35	10.20	5.617	731	68.51
WtAvg 5.025	102	71,954,004.06	100.00	5.025	748	69.59

Net Rate	#	Curr UPB	% Total	WAC	FICO	OLTV
3.597500	1	1,149,546.38	1.60	3.850	775	70.00
3.847500	1	344,000.00	0.48	4.100	763	80.00
4.097500	2	1,561,000.00	2.17	4.350	779	76.20
4.147500	1	739,920.00	1.03	4.400	714	80.00
4.197500	1	1,107,000.00	1.54	4.450	741	75.05
4.247500	3	2,674,671.00	3.72	4.500	765	77.77
4.297500	2	1,234,000.00	1.71	4.550	695	80.00
4.347500	2	734,000.00	1.02	4.600	790	70.37
4.397500	4	3,717,608.93	5.17	4.650	741	75.66
4.447500	4	2,346,860.00	3.26	4.700	721	77.28
4.497500	2	969,900.00	1.35	4.750	761	75.75
4.547500	2	1,303,200.00	1.81	4.800	781	72.89
4.647500	3	1,726,127.00	2.40	4.900	742	75.67
4.697500	5	5,877,380.00	8.17	4.950	731	52.71
4.747500	11	6,930,500.79	9.63	5.000	778	77.42
4.797500	7	4,537,862.61	6.31	5.050	741	78.14
4.847500	6	5,967,500.00	8.29	5.100	773	72.61
4.897500	8	6,869,850.00	9.55	5.150	729	67.78
4.947500	6	4,698,000.00	6.53	5.200	755	72.85
4.997500	3	2,235,000.00	3.11	5.250	779	62.52
5.047500	3	4,268,000.00	5.93	5.300	740	53.27
5.097500	2	504,000.00	0.70	5.350	742	80.00
5.147500	3	2,375,000.00	3.30	5.400	708	53.19
5.197500	1	741,500.00	1.03	5.450	759	52.96
5.247500	5	2,077,664.35	2.89	5.500	730	75.64
5.297500	5	1,698,400.00	2.36	5.550	762	76.33
5.397500	3	1,742,064.00	2.42	5.650	709	59.76
5.447500	2	530,200.00	0.74	5.700	716	73.95
5.497500	1	291,749.00	0.41	5.750	743	60.61
5.547500	1	515,000.00	0.72	5.800	750	60.59
5.597500	1	299,000.00	0.42	5.850	714	33.33
5.647500	1	187,500.00	0.26	5.900	661	75.00
	102	71,954,004.06	100.00	5.025	748	69.59

Lien	#	Curr UPB	% Total	WAC	FICO	OLTV
1	102	71,954,004.06	100.00	5.025	748	69.59
	102	71,954,004.06	100.00	5.025	748	69.59

Simul Seconds	#	Curr UPB	% Total	WAC	FICO	OLTV
N	102	71,954,004.06	100.00	5.025	748	69.59
	102	71,954,004.06	100.00	5.025	748	69.59

Original LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
20.69 - 25.00	1	300,000.00	0.42	5.400	764	20.69
30.01 - 35.00	4	5,807,000.00	8.07	5.158	778	31.89
50.01 - 55.00	3	4,041,500.00	5.62	5.225	697	54.63
55.01 - 60.00	5	4,525,814.00	6.29	5.338	737	59.04
60.01 - 65.00	6	3,432,749.00	4.77	5.275	730	62.10
65.01 - 70.00	9	6,620,255.31	9.20	4.890	745	68.42
70.01 - 75.00	24	17,550,242.96	24.39	5.021	750	74.21
75.01 - 80.00	50	29,676,442.79	41.24	4.922	751	79.51
	102	71,954,004.06	100.00	5.025	748	69.59

Combined LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
20.69 - 25.00	1	300,000.00	0.42	5.400	764	20.69
30.01 - 35.00	4	5,807,000.00	8.07	5.158	778	31.89
50.01 - 55.00	3	4,041,500.00	5.62	5.225	697	54.63
55.01 - 60.00	5	4,525,814.00	6.29	5.338	737	59.04
60.01 - 65.00	6	3,432,749.00	4.77	5.275	730	62.10
65.01 - 70.00	9	6,620,255.31	9.20	4.890	745	68.42
70.01 - 75.00	24	17,550,242.96	24.39	5.021	750	74.21
75.01 - 80.00	50	29,676,442.79	41.24	4.922	751	79.51
	102	71,954,004.06	100.00	5.025	748	69.59

Property Type	#	Curr UPB	% Total	WAC	FICO	OLTV
1 FAMILY	45	40,332,676.98	56.05	5.009	752	67.00
2 - 4 FAM	3	1,656,250.00	2.30	4.622	761	79.47
CO-OP	13	4,895,061.61	6.80	5.211	734	72.84
CONDO	33	19,923,653.12	27.69	5.118	740	71.27
PUD	8	5,146,362.35	7.15	4.732	753	77.10
	102	71,954,004.06	100.00	5.025	748	69.59

Occupancy Type	#	Curr UPB	% Total	WAC	FICO	OLTV
INVESTOR	19	8,725,584.35	12.13	5.257	734	65.15
OWNER OCCUPIED	76	60,151,499.71	83.60	4.975	750	70.40
SECOND HOME	7	3,076,920.00	4.28	5.324	731	66.43
	102	71,954,004.06	100.00	5.025	748	69.59

Loan Purpose	#	Curr UPB	% Total	WAC	FICO	OLTV
CASH OUT	14	8,283,054.60	11.51	5.358	720	56.54
PURCHASE	81	56,857,949.46	79.02	4.965	751	72.97
REFINANCE	7	6,813,000.00	9.47	5.112	754	57.26
	102	71,954,004.06	100.00	5.025	748	69.59

Income-Assets-Employment	#	Curr UPB	% Total	WAC	FICO	OLTV
FULL DOCUMENTATION	102	71,954,004.06	100.00	5.025	748	69.59
	102	71,954,004.06	100.00	5.025	748	69.59

FICO Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
649 - 649	1	583,000.00	0.81	5.500	649	72.88
650 - 674	4	3,107,000.00	4.32	5.190	657	76.74
675 - 699	10	9,432,920.00	13.11	5.095	689	62.55
700 - 724	21	10,987,154.28	15.27	5.096	710	68.71
725 - 749	14	6,585,484.60	9.15	5.021	738	76.92
750 - 774	23	15,268,498.80	21.22	4.916	763	74.59
775 - 799	22	19,403,646.38	26.97	4.947	787	68.11
800 - 808	7	6,586,300.00	9.15	5.168	804	62.93
	102	71,954,004.06	100.00	5.025	748	69.59

Original Term	#	Curr UPB	% Total	WAC	FICO	OLTV
360 - 360	102	71,954,004.06	100.00	5.025	748	69.59
	102	71,954,004.06	100.00	5.025	748	69.59

Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
347 - 348	5	4,035,314.00	5.61	5.218	736	66.51
349 - 360	97	67,918,690.06	94.39	5.013	748	69.77
	102	71,954,004.06	100.00	5.025	748	69.59

State	#	Curr UPB	% Total	WAC	FICO	OLTV
California	66	50,446,438.57	70.11	4.980	750	68.75
New York	16	11,412,081.14	15.86	5.194	736	66.74
New Jersey	4	3,370,500.00	4.68	4.924	727	75.04
Massachusetts	3	2,046,300.00	2.84	5.000	751	80.00
Connecticut	3	1,612,400.00	2.24	5.045	787	75.62
Washington	2	951,200.00	1.32	5.270	776	80.00
<Others>	8	2,115,084.35	2.94	5.237	747	77.09
	102	71,954,004.06	100.00	5.025	748	69.59

Loan Type	#	Curr UPB	% Total	WAC	FICO	OLTV
Arm	102	71,954,004.06	100.00	5.025	748	69.59
	102	71,954,004.06	100.00	5.025	748	69.59

Index	#	Curr UPB	% Total	WAC	FICO	OLTV
1 MONTH LIBOR	28	14,950,227.35	20.78	5.377	710	66.23
1 YEAR CMT	74	57,003,776.71	79.22	4.932	757	70.47
	102	71,954,004.06	100.00	5.025	748	69.59

Rate Adj Freq	#	Curr UPB	% Total	WAC	FICO	OLTV
1	28	14,950,227.35	20.78	5.377	710	66.23
12	74	57,003,776.71	79.22	4.932	757	70.47
	102	71,954,004.06	100.00	5.025	748	69.59

Margin	#	Curr UPB	% Total	WAC	FICO	OLTV
1.950	20	11,014,127.35	15.31	5.382	718	67.46
2.000	2	682,000.00	0.95	4.921	717	80.00
2.050	2	1,859,600.00	2.58	5.434	688	57.82
2.150	1	187,500.00	0.26	5.900	661	75.00
2.500	75	57,586,776.71	80.03	4.938	756	70.50
2.550	2	624,000.00	0.87	5.355	706	45.67
	102	71,954,004.06	100.00	5.025	748	69.59

Life Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
9.850 - 9.999	1	1,149,546.38	1.60	3.850	775	70.00
10.000 - 10.499	5	3,751,920.00	5.21	4.366	753	76.96
10.500 - 10.999	24	17,928,846.93	24.92	4.747	748	70.43
11.000 - 11.499	43	33,725,463.40	46.87	5.123	761	69.67
11.500 - 11.999	1	448,000.00	0.62	5.500	808	80.00
12.500 - 12.950	28	14,950,227.35	20.78	5.377	710	66.23
	102	71,954,004.06	100.00	5.025	748	69.59

Life Floor	#	Curr UPB	% Total	WAC	FICO	OLTV
1.950 - 1.999	20	11,014,127.35	15.31	5.382	718	67.46
2.000 - 2.249	5	2,729,100.00	3.79	5.338	693	64.54
2.500 - 2.550	77	58,210,776.71	80.90	4.942	756	70.23
	102	71,954,004.06	100.00	5.025	748	69.59

Next Rate Adjust	#	Curr UPB	% Total	WAC	FICO	OLTV
2009-07	4	3,847,314.00	5.35	5.211	737	65.85
2009-08	1	188,000.00	0.26	5.350	700	80.00
2009-09	4	2,368,400.00	3.29	5.445	702	59.95
2009-11	3	2,659,640.60	3.70	5.145	686	76.45
2009-12	8	4,670,575.31	6.49	4.506	741	73.13
2010-01	5	3,112,664.35	4.33	4.731	772	73.63
2010-02	2	770,500.00	1.07	5.597	652	73.40
2010-03	4	1,425,600.00	1.98	5.506	763	80.00
2010-04	17	11,709,796.00	16.27	5.019	760	73.54
2010-05	19	14,542,814.19	20.21	5.174	774	67.25
2010-06	19	16,030,582.61	22.28	5.016	741	69.32
2010-07	15	10,226,990.00	14.21	4.847	741	65.50
2010-08	1	401,127.00	0.56	4.900	708	80.00
	102	71,954,004.06	100.00	5.025	748	69.59

Initial Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
0.000	28	14,950,227.35	20.78	5.377	710	66.23
6.000	74	57,003,776.71	79.22	4.932	757	70.47
	102	71,954,004.06	100.00	5.025	748	69.59

Periodic Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
0.000	28	14,950,227.35	20.78	5.377	710	66.23
2.000	74	57,003,776.71	79.22	4.932	757	70.47
	102	71,954,004.06	100.00	5.025	748	69.59

IO Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	3	1,548,142.14	2.15	4.789	730	69.32
60	26	13,696,727.35	19.04	5.347	721	66.10
120	73	56,709,134.57	78.81	4.953	755	70.44
	102	71,954,004.06	100.00	5.025	748	69.59

Prepayment Flag	#	Curr UPB	% Total	WAC	FICO	OLTV
N	18	10,517,038.98	14.62	4.950	749	72.25
Y	84	61,436,965.08	85.38	5.037	747	69.14
	102	71,954,004.06	100.00	5.025	748	69.59

Prepay Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	18	10,517,038.98	14.62	4.950	749	72.25
36	35	27,144,160.00	37.72	4.982	763	70.67
48	31	17,977,247.35	24.98	5.212	714	68.48
60	18	16,315,557.73	22.67	4.937	757	67.30
	102	71,954,004.06	100.00	5.025	748	69.59

Prepayment Description	#	Curr UPB	% Total	WAC	FICO	OLTV
1% on 100%	80	59,202,665.08	82.28	5.038	747	68.73
No Prepay	18	10,517,038.98	14.62	4.950	749	72.25
Unknown	4	2,234,300.00	3.11	5.029	747	80.00
	102	71,954,004.06	100.00	5.025	748	69.59

PMI Status	#	Curr UPB	% Total	WAC	FICO	OLTV
CurLtv<=80	102	71,954,004.06	100.00	5.025	748	69.59
	102	71,954,004.06	100.00	5.025	748	69.59



CMLTI 2005-6
Aggregate

Summary for All Loans	Values
Number of Loans	2,538
Dollars Outstanding	1,302,376,238.13
Average UPB	513,150.61
Original Amount	1,333,226,068.00
Average OPB	525,305.78
WA Gross Rate	4.976
WA Net Rate	4.723
WA Origterm	360
WA Scheduled Term	345
WA Seasoning	15
WA Original LTV	69.11
WA Combined LTV	74.66
WA FICO (Fico>0)	736
WA Margin	2.607
WA LifeFloor	2.607
WA LifeCap	10.049
WA InitialCap	4.986
WA PeriodicCap	2.000
WA Origination Date	04/30/2004
WA Next Adjustment Date	05/16/2009
WA Monthroll	45

Original Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
65,000 - 75,000	2	125,284.64	0.01	5.000	653	80.87
75,001 - 100,000	7	611,290.63	0.05	4.967	735	69.64
100,001 - 125,000	8	869,856.42	0.07	4.913	714	67.10
125,001 - 150,000	12	1,599,275.13	0.12	5.021	713	70.28
150,001 - 175,000	7	1,112,362.40	0.09	5.000	720	71.43
175,001 - 200,000	14	2,587,451.15	0.20	5.155	721	77.36
200,001 - 225,000	7	1,438,694.89	0.11	5.185	717	76.21
225,001 - 250,000	10	2,287,994.74	0.18	5.037	735	63.94
250,001 - 275,000	4	1,042,506.33	0.08	5.000	707	74.52
275,001 - 300,000	10	2,765,264.55	0.21	5.246	741	58.81
300,001 - 333,700	34	10,501,842.50	0.81	5.047	737	67.99
333,701 - 350,000	54	17,594,118.81	1.35	4.975	736	62.45
350,001 - 400,000	510	189,346,822.22	14.54	4.976	734	72.08
400,001 - 500,000	824	364,480,331.74	27.99	4.972	736	70.90
500,001 - 600,000	458	244,398,515.87	18.77	4.974	734	71.96
600,001 - 700,000	252	158,943,212.04	12.20	4.967	736	69.50
700,001 - 800,000	108	79,804,952.07	6.13	4.990	736	66.88
800,001 - 900,000	49	41,151,350.87	3.16	4.975	732	65.23
900,001 - 1,000,000	122	117,614,929.66	9.03	4.973	736	58.44
1,000,001 - 1,500,000	33	41,189,392.89	3.16	4.936	748	68.86
1,500,001 - 2,400,000	13	22,910,788.58	1.76	5.048	750	58.39
Avg 525,306	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Current Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
54,879 - 75,000	4	255,320.19	0.02	5.000	713	74.34
75,001 - 100,000	8	705,064.19	0.05	4.972	732	72.35
100,001 - 125,000	12	1,304,747.42	0.10	4.920	719	65.48
125,001 - 150,000	13	1,787,149.78	0.14	5.018	725	70.06
150,001 - 175,000	9	1,486,991.20	0.11	5.000	730	69.93
175,001 - 200,000	18	3,393,567.22	0.26	5.118	715	74.56
200,001 - 225,000	8	1,711,220.10	0.13	5.156	755	68.64
225,001 - 250,000	12	2,872,134.40	0.22	5.029	717	62.55
250,001 - 275,000	7	1,841,672.78	0.14	5.000	731	63.20
275,001 - 300,000	16	4,640,401.48	0.36	5.147	751	63.23
300,001 - 333,700	69	22,140,777.88	1.70	5.015	735	63.66
333,701 - 350,000	55	18,832,979.23	1.45	4.985	736	66.88
350,001 - 400,000	514	193,921,066.03	14.89	4.975	735	72.04
400,001 - 500,000	813	365,844,446.37	28.09	4.973	736	71.13
500,001 - 600,000	430	234,086,556.92	17.97	4.969	734	71.68
600,001 - 700,000	234	150,273,459.82	11.54	4.970	736	69.97
700,001 - 800,000	105	78,561,652.71	6.03	4.990	734	66.91
800,001 - 900,000	47	40,275,840.06	3.09	4.974	733	64.37
900,001 - 1,000,000	120	116,330,505.06	8.93	4.972	737	58.61
1,000,001 - 1,500,000	32	40,453,407.62	3.11	4.922	749	69.02
1,500,001 - 2,400,000	12	21,657,277.67	1.66	5.080	750	57.43
Avg 513,151	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Coupon Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
3.750 - 3.999	3	2,163,881.72	0.17	3.803	785	70.46
4.000 - 4.499	29	14,353,982.95	1.10	4.296	746	73.77
4.500 - 4.999	195	112,810,323.66	8.66	4.737	744	71.83
5.000 - 5.499	2,292	1,165,706,472.45	89.51	5.005	735	68.79
5.500 - 5.900	19	7,341,577.35	0.56	5.617	731	68.51
WtAvg 4.976	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Net Rate	#	Curr UPB	% Total	WAC	FICO	OLTV
3.497500	2	1,014,335.34	0.08	3.750	797	70.98
3.597500	1	1,149,546.38	0.09	3.850	775	70.00
3.747500	3	1,671,966.67	0.13	4.000	740	68.37
3.847500	1	344,000.00	0.03	4.100	763	80.00
3.997500	9	3,796,969.79	0.29	4.250	722	72.82
4.097500	2	1,561,000.00	0.12	4.350	779	76.20
4.122500	12	5,133,126.49	0.39	4.375	760	73.88
4.147500	1	739,920.00	0.06	4.400	714	80.00
4.197500	1	1,107,000.00	0.08	4.450	741	75.05
4.247500	23	13,686,458.92	1.05	4.500	753	73.38
4.297500	2	1,234,000.00	0.09	4.550	695	80.00
4.347500	2	734,000.00	0.06	4.600	790	70.37
4.372500	41	21,018,317.45	1.61	4.625	747	76.18
4.397500	4	3,717,608.93	0.29	4.650	741	75.66
4.447500	4	2,346,860.00	0.18	4.700	721	77.28
4.497500	55	29,897,666.18	2.30	4.750	746	69.96
4.547500	2	1,303,200.00	0.10	4.800	781	72.89
4.622500	54	31,268,705.18	2.40	4.875	742	72.21
4.647500	3	1,726,127.00	0.13	4.900	742	75.67
4.697500	5	5,877,380.00	0.45	4.950	731	52.71
4.747500	2,253	1,133,509,759.84	87.03	5.000	735	68.83
4.797500	7	4,537,862.61	0.35	5.050	741	78.14
4.847500	6	5,967,500.00	0.46	5.100	773	72.61
4.897500	8	6,869,850.00	0.53	5.150	729	67.78
4.947500	6	4,698,000.00	0.36	5.200	755	72.85
4.997500	3	2,235,000.00	0.17	5.250	779	62.52
5.047500	3	4,268,000.00	0.33	5.300	740	53.27
5.097500	2	504,000.00	0.04	5.350	742	80.00
5.147500	3	2,375,000.00	0.18	5.400	708	53.19
5.197500	1	741,500.00	0.06	5.450	759	52.96
5.247500	5	2,077,664.35	0.16	5.500	730	75.64
5.297500	5	1,698,400.00	0.13	5.550	762	76.33
5.397500	3	1,742,064.00	0.13	5.650	709	59.76
5.447500	2	530,200.00	0.04	5.700	716	73.95
5.497500	1	291,749.00	0.02	5.750	743	60.61
5.547500	1	515,000.00	0.04	5.800	750	60.59
5.597500	1	299,000.00	0.02	5.850	714	33.33
5.647500	1	187,500.00	0.01	5.900	661	75.00
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Lien	#	Curr UPB	% Total	WAC	FICO	OLTV
1	2,538	1,302,376,238.13	100.00	4.976	736	69.11
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Simul Seconds	#	Curr UPB	% Total	WAC	FICO	OLTV
N	1,497	768,790,084.39	59.03	4.979	737	67.65
Y	1,041	533,586,153.74	40.97	4.970	734	71.20
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Original LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
13.24 - 15.00	2	731,543.40	0.06	5.000	776	13.62
15.01 - 20.00	4	2,157,500.50	0.17	5.000	777	18.09
20.01 - 25.00	11	5,569,127.39	0.43	5.022	724	22.22
25.01 - 30.00	24	12,731,884.71	0.98	4.954	735	28.14
30.01 - 35.00	34	19,916,506.88	1.53	5.043	759	32.39
35.01 - 40.00	45	26,914,262.41	2.07	4.996	733	37.88
40.01 - 45.00	50	25,665,209.41	1.97	4.981	750	42.49
45.01 - 50.00	66	37,346,959.02	2.87	5.000	740	47.94
50.01 - 55.00	99	55,978,663.86	4.30	5.000	731	52.81
55.01 - 60.00	165	95,302,965.65	7.32	4.998	736	57.86
60.01 - 65.00	217	116,109,509.48	8.92	4.973	735	62.81
65.01 - 70.00	338	183,758,422.01	14.11	4.979	735	68.31
70.01 - 75.00	291	159,159,681.58	12.22	4.986	738	73.72
75.01 - 80.00	1,130	537,377,140.75	41.26	4.960	736	79.56
80.01 - 85.00	11	4,922,648.57	0.38	4.893	721	83.70
85.01 - 90.00	34	12,500,329.80	0.96	4.989	698	89.39
90.01 - 95.00	14	4,673,416.04	0.36	4.971	684	94.46
95.01 - 100.00	3	1,560,466.67	0.12	5.000	779	100.00
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Combined LTV	#	Curr UPB	% Total	WAC	FICO	OLTV
14.15 - 15.00	1	301,543.40	0.02	5.000	786	14.15
15.01 - 20.00	2	797,500.50	0.06	5.000	755	17.99
20.01 - 25.00	7	3,224,240.26	0.25	5.037	764	21.94
25.01 - 30.00	18	9,211,125.09	0.71	4.938	737	26.54
30.01 - 35.00	26	17,125,409.68	1.31	5.054	754	31.36
35.01 - 40.00	38	20,507,488.56	1.57	4.994	733	36.83
40.01 - 45.00	43	21,441,975.81	1.65	4.988	748	40.58
45.01 - 50.00	47	25,618,993.44	1.97	5.000	744	46.71
50.01 - 55.00	81	47,298,709.49	3.63	5.003	731	52.07
55.01 - 60.00	136	77,239,406.61	5.93	5.007	736	55.34
60.01 - 65.00	191	99,163,657.06	7.61	4.981	738	61.54
65.01 - 70.00	272	141,617,343.75	10.87	4.979	736	66.12
70.01 - 75.00	268	146,751,236.45	11.27	4.975	736	70.58
75.01 - 80.00	561	285,786,843.97	21.94	4.961	736	77.27
80.01 - 85.00	88	49,517,639.38	3.80	4.965	736	71.77
85.01 - 90.00	349	171,717,874.18	13.18	4.965	732	78.22
90.01 - 95.00	347	159,725,420.23	12.26	4.971	733	79.22
95.01 - 100.00	63	25,329,830.27	1.94	4.988	741	80.09
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Property Type	#	Curr UPB	% Total	WAC	FICO	OLTV
1 FAMILY	2,148	1,113,046,608.65	85.46	4.972	736	68.43
2 - 4 FAM	17	10,199,205.61	0.78	4.939	728	69.63
CO-OP	29	13,821,843.51	1.06	5.063	746	68.00
CONDO	319	152,912,759.28	11.74	5.005	738	73.55
PUD	25	12,395,821.08	0.95	4.889	735	75.64
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Occupancy Type	#	Curr UPB	% Total	WAC	FICO	OLTV
INVESTOR	21	9,590,310.46	0.74	5.223	737	64.95
OWNER OCCUPIED	2,361	1,214,045,428.64	93.22	4.972	735	69.30
SECOND HOME	156	78,740,499.03	6.05	5.001	742	66.58
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Loan Purpose	#	Curr UPB	% Total	WAC	FICO	OLTV
CASH OUT	325	159,115,073.59	12.22	5.008	728	59.69
PURCHASE	1,431	753,751,791.26	57.88	4.957	740	74.22
REFINANCE	782	389,509,373.28	29.91	4.998	731	63.06
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Income-Assets-Employment	#	Curr UPB	% Total	WAC	FICO	OLTV
FULL DOCUMENTATION	1,472	779,413,378.98	59.85	4.990	729	70.44
STATED ASSET DOCUMENTATION	83	43,773,121.03	3.36	4.980	736	61.24
STATED INCOME DOCUMENTATION	983	479,189,738.12	36.79	4.952	747	67.66
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

FICO Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
NA	19	9,374,842.80	0.72	4.956		73.99
600 - 624	16	7,826,194.26	0.60	4.973	621	72.71
625 - 649	64	31,215,851.34	2.40	4.997	637	69.16
650 - 674	158	76,833,642.61	5.90	4.993	664	69.43
675 - 699	364	186,311,379.80	14.31	4.981	688	69.75
700 - 724	397	201,785,067.87	15.49	4.988	712	69.27
725 - 749	419	214,351,875.48	16.46	4.976	737	69.62
750 - 774	545	280,799,106.50	21.56	4.970	762	69.63
775 - 799	442	234,025,414.75	17.97	4.962	785	67.58
800 - 824	112	58,358,191.38	4.48	4.962	806	67.34
825 - 833	2	1,494,671.34	0.11	5.000	828	36.75
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Original Term	#	Curr UPB	% Total	WAC	FICO	OLTV
240 - 240	1	636,369.43	0.05	5.000	681	57.65
241 - 360	2,537	1,301,739,868.70	99.95	4.976	736	69.11
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Remaining Term	#	Curr UPB	% Total	WAC	FICO	OLTV
224 - 228	1	636,369.43	0.05	5.000	681	57.65
313 - 324	3	1,760,764.40	0.14	5.000	781	64.65
325 - 336	629	292,243,647.14	22.44	4.998	732	64.16
337 - 348	877	432,754,521.75	33.23	4.997	729	68.95
349 - 360	1,028	574,980,935.41	44.15	4.948	743	71.77
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

State	#	Curr UPB	% Total	WAC	FICO	OLTV
California	1,128	605,535,166.83	46.49	4.988	735	68.41
Florida	134	70,656,231.41	5.43	4.969	733	68.96
Virginia	128	63,155,271.11	4.85	4.965	743	74.55
New York	103	59,536,076.69	4.57	5.022	746	64.69
New Jersey	102	52,162,941.25	4.01	4.960	723	69.91
Illinois	84	41,462,654.49	3.18	4.973	730	69.87
Colorado	78	38,104,353.03	2.93	4.991	747	69.80
Texas	75	37,009,811.72	2.84	4.958	742	69.79
Maryland	62	31,234,302.30	2.40	4.973	741	70.58
Washington	69	30,648,393.76	2.35	4.957	734	72.77
Minnesota	62	30,487,424.41	2.34	4.941	737	67.21
Massachusetts	58	29,993,820.61	2.30	4.972	751	67.75
Georgia	56	28,235,677.41	2.17	4.965	730	72.72
Connecticut	40	21,445,679.46	1.65	4.970	726	66.26
Pennsylvania	34	16,123,370.08	1.24	4.879	730	69.84
North Carolina	35	16,037,477.24	1.23	4.987	718	74.42
Arizona	33	15,434,454.63	1.19	4.963	730	69.96
<Others>	257	115,113,131.70	8.84	4.937	737	69.24
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Loan Type	#	Curr UPB	% Total	WAC	FICO	OLTV
Arm	2,538	1,302,376,238.13	100.00	4.976	736	69.11
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Index	#	Curr UPB	% Total	WAC	FICO	OLTV
1 MONTH LIBOR	28	14,950,227.35	1.15	5.377	710	66.23
1 YEAR CMT	1,852	966,516,148.98	74.21	4.977	737	69.86
1 YEAR LIBOR	658	320,909,861.80	24.64	4.953	733	66.98
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Rate Adj Freq	#	Curr UPB	% Total	WAC	FICO	OLTV
1	28	14,950,227.35	1.15	5.377	710	66.23
12	2,510	1,287,426,010.78	98.85	4.971	736	69.14
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Margin	#	Curr UPB	% Total	WAC	FICO	OLTV
1.950	20	11,014,127.35	0.85	5.382	718	67.46
2.000	2	682,000.00	0.05	4.921	717	80.00
2.050	2	1,859,600.00	0.14	5.434	688	57.82
2.150	1	187,500.00	0.01	5.900	661	75.00
2.250	658	320,771,383.21	24.63	4.953	733	66.99
2.500	75	57,586,776.71	4.42	4.938	756	70.50
2.550	2	624,000.00	0.05	5.355	706	45.67
2.750	1,778	909,650,850.86	69.85	4.980	736	69.82
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Life Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
8.750 - 8.999	2	1,014,335.34	0.08	3.750	797	70.98
9.000 - 9.499	24	10,602,062.95	0.81	4.271	744	72.63
9.500 - 9.999	169	93,376,123.11	7.17	4.723	746	72.33
10.000 - 10.499	2,247	1,130,331,179.05	86.79	4.998	734	68.80
10.500 - 10.999	24	17,928,846.93	1.38	4.747	748	70.43
11.000 - 11.499	43	33,725,463.40	2.59	5.123	761	69.67
11.500 - 11.999	1	448,000.00	0.03	5.500	808	80.00
12.500 - 12.950	28	14,950,227.35	1.15	5.377	710	66.23
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Life Floor	#	Curr UPB	% Total	WAC	FICO	OLTV
1.950 - 1.999	20	11,014,127.35	0.85	5.382	718	67.46
2.000 - 2.249	5	2,729,100.00	0.21	5.338	693	64.54
2.250 - 2.499	658	320,771,383.21	24.63	4.953	733	66.99
2.500 - 2.749	77	58,210,776.71	4.47	4.942	756	70.23
2.750 - 2.750	1,778	909,650,850.86	69.85	4.980	736	69.82
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Next Rate Adjust	#	Curr UPB	% Total	WAC	FICO	OLTV
2007-04	1	947,633.80	0.07	5.000	789	59.70
2007-06	2	813,130.60	0.06	5.000	771	70.43
2007-09	34	15,271,123.44	1.17	5.000	738	64.26
2007-10	35	15,657,138.62	1.20	5.000	737	63.81
2007-11	59	27,342,345.47	2.10	5.000	741	63.95
2007-12	17	7,843,430.35	0.60	5.000	752	58.23
2008-01	24	10,044,904.52	0.77	4.988	739	56.71
2008-02	20	8,613,175.24	0.66	4.974	744	64.00
2008-03	42	18,549,520.76	1.42	5.000	727	66.44
2008-04	90	40,785,121.61	3.13	4.999	736	65.42
2008-05	143	68,844,579.56	5.29	4.998	726	62.04
2008-06	112	52,684,917.86	4.05	5.000	728	66.49
2008-07	42	20,919,171.82	1.61	5.000	726	64.65
2008-08	11	5,688,217.89	0.44	4.963	728	73.29
2008-09	54	26,393,537.69	2.03	4.995	707	70.99
2008-10	115	56,403,563.52	4.33	4.989	734	67.14
2008-11	154	76,563,628.78	5.88	5.000	732	68.62
2008-12	100	48,315,289.15	3.71	5.000	729	66.49
2009-01	89	44,572,219.75	3.42	5.000	725	66.58
2009-02	76	37,017,868.78	2.84	5.000	719	70.23
2009-03	79	38,919,175.93	2.99	5.000	728	68.85
2009-04	20	7,115,521.44	0.55	5.000	728	69.05
2009-05	37	15,986,417.42	1.23	4.965	714	69.56
2009-06	23	13,464,586.04	1.03	4.997	728	69.74
2009-07	45	24,391,071.28	1.87	5.033	744	70.05
2009-08	86	44,248,011.40	3.40	4.985	738	73.43
2009-09	67	36,008,567.38	2.76	5.029	736	70.18
2009-10	13	6,869,555.75	0.53	5.000	737	73.96
2009-11	5	3,541,337.68	0.27	5.109	687	75.81
2009-12	11	6,512,694.15	0.50	4.646	744	71.12
2010-01	136	72,054,224.23	5.53	4.988	738	71.23
2010-02	126	67,816,703.46	5.21	5.005	739	71.88
2010-03	118	66,823,926.23	5.13	5.003	738	68.52
2010-04	137	77,574,561.32	5.96	4.963	748	72.45
2010-05	96	56,590,463.02	4.35	4.960	754	72.17
2010-06	89	52,821,738.48	4.06	4.947	741	72.89
2010-07	216	121,111,032.71	9.30	4.840	748	72.85
2010-08	14	7,256,131.00	0.56	4.813	747	73.65
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Initial Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
0.000	28	14,950,227.35	1.15	5.377	710	66.23
5.000	2,436	1,230,422,234.07	94.48	4.973	735	69.08
6.000	74	57,003,776.71	4.38	4.932	757	70.47
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Periodic Cap	#	Curr UPB	% Total	WAC	FICO	OLTV
0.000	28	14,950,227.35	1.15	5.377	710	66.23
2.000	2,510	1,287,426,010.78	98.85	4.971	736	69.14
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

IO Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	1,314	620,411,128.84	47.64	4.962	730	67.20
59	1	486,529.78	0.04	5.000	693	79.99
60	1,132	614,978,072.35	47.22	4.993	740	70.89
120	91	66,500,507.16	5.11	4.944	753	70.34
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Prepayment Flag	#	Curr UPB	% Total	WAC	FICO	OLTV
N	2,454	1,240,939,273.05	95.28	4.973	735	69.11
Y	84	61,436,965.08	4.72	5.037	747	69.14
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Prepay Term	#	Curr UPB	% Total	WAC	FICO	OLTV
0	2,454	1,240,939,273.05	95.28	4.973	735	69.11
36	35	27,144,160.00	2.08	4.982	763	70.67
48	31	17,977,247.35	1.38	5.212	714	68.48
60	18	16,315,557.73	1.25	4.937	757	67.30
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

Prepayment Description	#	Curr UPB	% Total	WAC	FICO	OLTV
1% on 100%	80	59,202,665.08	4.55	5.038	747	68.73
No Prepay	2,454	1,240,939,273.05	95.28	4.973	735	69.11
Unknown	4	2,234,300.00	0.17	5.029	747	80.00
	2,538	1,302,376,238.13	100.00	4.976	736	69.11

PMI Status	#	Curr UPB	% Total	WAC	FICO	OLTV
AMERIN GUARANTY CORP	18	8,104,773.78	0.62	4.966	674	89.42
CurLtv<=80	2,482	1,280,586,915.87	98.33	4.976	736	68.75
GENERAL ELECTRIC	4	830,409.90	0.06	5.000	686	88.96
MORTGAGE GUARANTY INSURANCE	2	714,104.78	0.05	5.000	740	89.82
PLEDGED ASSET LOAN	3	1,560,466.67	0.12	5.000	779	100.00
PMI MORTGAGE INSURANCE CO	4	1,200,617.70	0.09	5.000	678	87.66
REPUBLIC MORTGAGE INSURANCE CO	4	1,288,374.36	0.10	5.000	722	91.52
TRIAD GUARANTY	14	5,731,958.75	0.44	4.908	711	89.08
UNITED GUARANTY CORP	7	2,358,616.32	0.18	5.000	706	91.15
	2,538	1,302,376,238.13	100.00	4.976	736	69.11